Trudy M. Curran
Telephone No. (403) 218-6240
Fax No. (403) 218-6201
Email: trudy_curran@cos-trust.com



Canadian Oil Sands

March 7, 2006

VIA COURIER

U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Judiciary Plaza
Washingon, DC 20549
USA



Dear Sirs:

Re: Canadian Oil Sands Trust – File No. 82-5189

Pursuant to the exemption granted under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, enclosed are the following documents of Canadian Oil Sands Trust, all of which have been filed with the regulatory authorities in Canada:

1. Notice of Meeting and Record Date dated February 2, 2006;
2. Letter of Confirmation dated February 8, 2006;
3. February 23, 2006 Press Release regarding a unit split; and
4. February 26, 2006 Press Release regarding tax information for 2005 distributions.

If you have any questions or concerns, please contact me directly at (403) 218-6240.

Sincerely,

CANADIAN OIL SANDS LIMITED



Trudy M. Curran
General Counsel & Corporate Secretary

TMC/cej
Encls.



Canadian Oil Sands Limited
2500 First Canadian Centre
350 - 7th Avenue S.W.
Calgary, Alberta, T2P 3N9
Canada
Tel: (403) 218-6200
Fax: (403) 218-6201
www.cos-trust.com



RECEIVED
2006 MAR 10 P 12:26
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Computershare Trust Company of Canada
530 – 8th Ave., SW Suite 600
Calgary, Alberta T2P 3S8
Telephone: (403) 267-6800
Fax: (403) 267-6529
www.computershare.com

Canada
Australia
Channel Islands
Hong Kong
Germany
Ireland
New Zealand
Philippines
South Africa
United Kingdom
USA

NOTICE OF MEETING

February 2, 2006

To: Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland and Labrador
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
L'Autorite des marches financiers
Securities Division, Saskatchewan Financial Services Commission
Securities Registry, Government of the Northwest Territories
Registrar of Securities, Government of the Yukon Territory
The Toronto Stock Exchange

Dear Sirs:

Subject: Canadian Oil Sands Trust (the "Corporation")

We advise the following with respect to the upcoming Meeting of Unitholders for the subject Corporation:

1.	Meeting Type	:	Annual General & Special Meeting
2.	Security Description of Voting Issue	:	Trust Units
3.	CUSIP Number	:	13642L100
4.	ISIN	:	CA13642L1004
4.	Record Date	:	March 6, 2006
5.	Meeting Date	:	April 25, 2006
6.	Meeting Location	:	Calgary, AB

We are providing this confirmation to you in our capacity as agent for the Corporation.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

("Signed by")

Jodie Hansen
Assistant Trust Officer
Corporate Trust
Ph: (403) 267-6889
Fax: (403) 267-6598



LETTER OF CONFIRMATION

Computershare Trust Company of Canada
530 - 8th Ave SW, Suite 600
Calgary, Alberta T2P 3S8
Telephone: (403) 267-6800
Facsimile: (403) 267-6529
www.computershare.com

February 8, 2006

To: Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland and Labrador
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
L'Autorite des marches financiers
Securities Division, Saskatchewan Financial Services Commission
Securities Registry, Government of the Northwest Territories
Registrar of Securities, Government of the Yukon Territory
The Toronto Stock Exchange

Dear Sirs:

Subject: Canadian Oils Sands Trust (the "Corporation")

We confirm that the following material was sent by pre-paid mail on February 1, 2006 to the registered holders of trust units of the subject Trust:

1. Fourth Quarter Interim Report Ended December 31, 2005

We also confirm that copies of above mentioned material were mailed on February 1, 2006 to all non-registered trust unit holders of the subject Trust whose names appear on the Trust's Supplemental Mailing List as defined in the National Instrument 54-101 regarding shareholder communications.

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as Trustee for the subject Trust.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

(Signed)

Jodie Hansen
Assistant Trust Officer
Corporate Trust
Direct Dial No.: (403) 267-6889
Fax No.: (403) 267-6598



Canadian Oil Sands

NEWS RELEASE
For immediate release

Canadian Oil Sands Trust

Calgary, Feb. 23, 2006 (TSX – COS.UN) — Canadian Oil Sands' board of directors approved a proposal to subdivide the units of the Trust on a five-for-one basis. The unit split is subject to Unitholder approval at the Trust's Annual General and Special Meeting on April 25, 2006 as well as regulatory approvals. Canadian Oil Sands currently has about 92.5 million Units outstanding.

Mr. Marcel Coutu, President and Chief Executive Officer of Canadian Oil Sands, is scheduled to present at the FirstEnergy Capital Oilsands Conference in London, England on March 6 at approximately 9:50 a.m. local time time). The presentation slides and a live audio Web cast will be available on Canadian Oil Sands' Web site, www.cos-trust.com, under Presentations & Web casts.

Canadian Oil Sands Trust is an open-ended investment trust that generates income from its indirect 35.49 per cent working interest in the Syncrude Joint Venture. The Trust currently has approximately 92.5 million Units outstanding, which trade on the Toronto Stock Exchange under the symbol COS.UN. The Trust is managed by Canadian Oil Sands Limited.

-30-

Canadian Oil Sands Limited
Marcel Coutu
President & Chief Executive Officer

Units Listed – Symbol: COS.UN
Toronto Stock Exchange

For further information:

Siren Fisekci
Director, Investor Relations:
(403) 218-6228
investor_relations@cos-trust.com

Web site: www.cos-trust.com



Canadian Oil Sands

NEWS RELEASE
For immediate release

Canadian Oil Sands Trust provides tax information for 2005 distributions

Calgary, February 28, 2006 (TSX -- COS.UN) — Canadian Oil Sands Trust (the "Trust") today reports the tax information for the total cash distributions declared and paid in 2005 to Unitholders resident in Canada and the United States.

Unitholders are strongly encouraged to consult their tax advisors with respect to their particular circumstances.

Canadian tax information for Unitholders resident in Canada
The following information is based on the Trust's understanding of the Income Tax Act (Canada) and regulations thereunder, and is provided for general information only. T3 Statement of Trust Income Allocations and Designations forms are expected be mailed to the Trust's Unitholders on or before March 31, 2006 by your financial institution if the Units are held in non-registered or nominee form, or by Computershare if the Units are held in registered form.

Record Date	Payment Date	Cdn$ Total Cash Distribution Per Unit	Cdn$ Taxable Amount Per Unit (95.17358 per cent)	Cdn$ Tax Deferred Amount Per Unit (4.82642 per cent)
Nov. 4, 2005	Nov. 30, 2005	$1.00	$0.95174	$0.04826
Aug. 3, 2005	Aug. 31, 2005	$0.50	$0.47587	$0.02413
May 5, 2005	May 31, 2005	$0.50	$0.47587	$0.02413
Total		$2.00	$1.90348	$0.09652

The "Taxable Amount" is the portion of the distributions that is to be included in the taxable income of the Unitholders. The "Return of Capital" amount of the distributions is not taxable but should be deducted from the adjusted cost base of a holder's units in the Trust. No amounts are required to be reported for tax purposes in respect of cash distributions received by a Registered Retirement Savings Plan, Registered Pension Plan, Registered Retirement Income Fund or Deferred Profit Sharing Plan or any other such registered plans.

Please note that, historically, the Trust has accrued the distribution made to Unitholders as a payable at each quarter end, even though the distribution was not actually paid until the subsequent quarter. This resulted in Canadian Unitholders receiving a distribution in February of a given year but having the taxable portion of such distribution payment be treated as income for the prior tax year. Having considered market practise and having received advice from legal counsel, Canadian Oil Sands amended the Trust Indenture in

December 2005 to allow, commencing with distribution payments in 2006, the Trust to distribute all income, less applicable expenses, received or expected to be received in a given quarter as a distribution to Unitholders and thereby to record such distribution in the quarter paid. As a result, the distribution that was declared on January 25, 2006 and payable on February 28, 2006 to holders of record on February 6, 2006, will be reflected in 2006. This change in how Unitholder distributions are recorded has no impact on the ultimate distributions declared and paid to the Unitholders or on the timing of such payments, nor does it impact Canadian Oil Sands' net income or funds from operations. Rather, it provides symmetry of Canadian Unitholders being taxed and receiving payment of a distribution in the same year. The Trust expects that this should eliminate some of the confusion that certain Canadian Unitholders previously had with regard to the timing and taxability of the distribution payment made in the first quarter of each year. A full copy of the current Trust Indenture can be found at www.cos-trust.com under corporate governance, or at www.sedar.com.

Tax information for Unitholders resident in the United States

Canadian Oil Sands believes that the distributions paid in the 2005 calendar year are considered foreign-source dividend income under U.S. federal income tax principles. Providing that applicable holder-level requirements are met, these distributions are "qualified dividends," eligible for taxation at reduced rates under U.S. federal income tax legislation. However, Canadian Oil Sands has not received an IRS letter ruling or tax opinion from its tax advisors on these matters, and the individual taxpayer's situation must be considered before making this determination.

Distributions payable to non-residents of Canada are normally subject to a withholding tax of 25 per cent as prescribed by the Income Tax Act of Canada. However, the withholding tax for residents of the United States is prescribed at 15 per cent in accordance with a reciprocal tax treaty between Canada and the United States. U.S. taxpayers may be eligible for a foreign tax credit with respect to the Canadian withholding taxes paid. Other jurisdictions may also have reciprocal tax treaties that would reduce the withholding tax rate. A Canadian NR4 (non-resident) supplemental form detailing the Canadian tax withheld and remitted to the Canadian government will be mailed to the Trust's non-resident Unitholders.

The following table provides the breakdown of the amount of cash distribution, prior to the Canadian withholding tax, paid by Canadian Oil Sands in 2005, and is provided for information purposes only.

Record Date	Payment Date	Cdn$ Distribution Per Unit	Cdn$/US$ Currency Exchange Rate on Payment Date	US$ Equivalent Distribution Per Unit	Per cent of Distribution Taxable	Per cent of Distribution Return of Capital/ Capital Gain
Nov. 4, 2005	Nov. 30, 2005	$1.00	$1.1674	$0.8566	70.92%	29.08%
Aug. 3, 2005	Aug. 31, 2005	$0.50	$1.1889	$0.4206	70.92%	29.08%
May 5, 2005	May 31, 2005	$0.50	$1.2510	$0.3997	70.92%	29.08%
Feb. 9, 2005	Feb. 28, 2005	$0.50	$1.2314	$0.4060	70.92%	29.08%
Total		$2.50		$2.0829	70.92%	29.08%

It is possible that the U.S. dollar amount was different for non-registered, or beneficial, Unitholders receiving their payment from an intermediary or brokerage firm using different exchange rates.

Tax considerations for DRIP participants

Unitholders also should be aware that participating in the Trust's Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan ("DRIP") does not relieve them of any liability for Canadian income taxes, or if they are a non-resident of Canada, for any Canadian withholding taxes that may be payable on the distribution.

For Canadian Unitholders participating in the Premium Distribution option of the Trust's DRIP, the up to an extra two per cent of the declared distribution they received is generally considered to be income for tax purposes. Please note the Premium Distribution option is not available to U.S. residents.

More information on the income tax consequences of participating in the DRIP is available by requesting a copy of the DRIP, or through the Trust's Web site. Unitholders are advised to consult their own tax advisors as to their particular income tax situation regarding all tax-related matters.

Other

For any questions regarding the supplemental tax forms, please contact your financial institution if your units are held in non-registered form. If your units are held in registered form, contact the Trustee and Transfer Agent, Computershare Trust Company of Canada, at 1-800-564-6253. For all other inquiries, please contact the Trust.

Further information on distributions paid by the Trust, including a tax summary of distributions paid since inception, is available on the Trust's Web site at www.cos-trust.com under investor information, distributions.

Canadian Oil Sands Trust is an open-ended investment trust that generates income from its indirect 35.49 per cent working interest in the Syncrude Joint Venture. The Trust currently has approximately 92.5 million units outstanding, which trade on the Toronto Stock Exchange under the symbol COS.UN. The Trust is managed by Canadian Oil Sands Limited.

-30-

Canadian Oil Sands Limited
Marcel Coutu
President & Chief Executive Officer

Units Listed – Symbol: COS.UN
Toronto Stock Exchange

For further information:

Siren Fisekci
Director, Investor Relations:
(403) 218-6228
investor_relations@cos-trust.com

Web site: www.cos-trust.com